CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T:+1 212 225 2000 F:+1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

August 18, 2017

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited

Draft Registration Statement on Form F-1

Submitted July 13, 2017

CIK No. 0001697818

Dear Ms. Jacobs:

This letter is being submitted by iClick Interactive Asia Group Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated July 31, 2017 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on July 13, 2017. We are submitting this letter on a confidential basis together with the revised draft of the registration statement on Form F-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, four copies of this letter and the Registration Statement in paper format, marked to show changes from the draft registration statement confidentially submitted on July 13, 2017.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

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The Company respectfully submits that it intends to make a public filing in the week of September 4th, 2017, and commence roadshow 15 days thereafter and would be grateful if the Staff can get back to the Company with comments as soon as possible.

*  *  *  *

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Corporate History and Structure, page 68

1.	Your response to prior comment 6 indicates that you intend to keep your VIE structure for the OptAim Network due to the licensure issues for “foreign-related surveys” rules of the Chinese National Bureau of Statistics. Your disclosure on page 68 states that you expect that the business operated by your VIE in OptAim Network will be transferred to your wholly-owned foreign enterprise OptAim Beijing in 2018. Please revise to explain the impact on your foreign-related surveys license should you transfer your OptAim business to OptAim Beijing outside of your VIE structure.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 7, 36, 74, 75 and 77 of the Registration Statement to clarify that it does not believe that the activities as currently carried out by its wholly owned foreign enterprise OptAim Beijing involve foreign-related survey pursuant to the Foreign-Related Survey Measures, while highlighting the risk that there are uncertainties under the PRC law with respect to the requirement of foreign-related survey license. Should the PRC regulatory authorities disagree with the Company’s interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey license requirement, or should OptAim Beijing expand its business scope to engage in activities falling within the scope of foreign-related surveys, the Company will transfer such business to its VIE, which holds a foreign-related survey license.

2.	Further, while you sought a license for foreign-related surveys for your OptAim operations, please clarify whether such laws and regulations would apply to the data collection activities of your other wholly-owned subsidiaries, such as iClick Interactive (Beijing) Advertisement Co., Ltd. and Tetris Media (Shanghai) Co. Ltd.

Response: The Company respectfully submits to the Staff that it does not believe that the activities as currently carried out by its other wholly-owned subsidiaries, such as iClick Interactive (Beijing) Advertisement Co., Ltd. and Tetris Media (Shanghai) Co. Ltd involve foreign-related survey pursuant to the Foreign-Related Survey Measures. However, there are uncertainties under the PRC law with respect to the requirement of foreign-related survey license. Should the PRC regulatory authorities disagree with the Company’s interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey license requirement, or should the Company’s subsidiaries expand their business scope to engage in activities falling within the scope of foreign-related surveys, the Company will transfer such business to its VIE, which holds a foreign-related survey license. Please refer to the revised disclosure on pages 7, 36, 74, 75 and 149 of the Registration Statement that clarifies this position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 77

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3.	We note your response to prior comment 9 regarding the changes in your yearly net revenues to gross billings ratio provided on page 77 of your prospectus. While you changed the ratio to use the respective gross billings for either Mobile Audience Solutions or Other Solutions, instead of total gross billings, the net revenue to gross billings ratios still increased significantly for Mobile Audience Solutions from 28.8% in 2015 to 51.4% in 2016, and declined for Other Solutions from 38.9% in 2015 to 30.4% in 2016. On page 79, you disclose these changes were attributable to how much net revenue you recognize on a gross basis versus a net basis from your gross billings and that you implemented a go-to-market strategy for your Mobile Audience Solutions unit. Please revise to explain what factors are causing changes in the mix of net revenue generated on a gross versus net basis for both your Mobile Audience Solutions and Other Solutions units. Further, please describe your go-to-market strategy and explain how it creates more net revenue on a gross basis.

Response: The Company respectfully submits to the Staff that it has disclosed the factors causing changes in the mix of net revenues generated on a gross versus net basis for both its mobile audience solutions and other solutions on page 78 of the registration statement submitted on July 13, 2017, reproduced as follows:

“Net revenues as a percentage of gross billing can be affected by a variety of factors, in particular, the terms of our arrangement with our customers, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on customers’ needs and goals.”

In response to the Staff’s comment, the Company has further revised the disclosure on page 84 of the Registration Statement to elaborate on its go-to-market strategy and how it creates more net revenues on a gross basis.

Critical Accounting Policies

Revenue Recognition, page 83

4.	We continue to evaluate your response to prior comment 12 and have the following comments. Please explain in greater detail why you believe you are the primary obligor under the specific actions model and describe the terms of a campaign and your arrangements with publishers. Clarify how your arrangements with your customers set pricing for each specified action and how your arrangements with publishers set the pricing. Clarify why your margins would vary and indicate whether you have incurred any losses under this model. Tell us how you purchase inventory or ad space from publishers. In addition, indicate whether there have been instances where you have not been paid for specific actions that were not in accordance with your arrangements with customers.

Response:

Primary Obligor

As defined under ASC 605-45-45-4, the determination of a primary obligor is “whether a supplier or an entity is responsible for providing the product or service desired by the customer

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is a strong indicator of the entity’s role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service.”

Based on the guidance prescribed under ASC 605-45-45-4, the Company is considered the primary obligor under the specified actions model because 1) the Company is responsible for delivering certain specified actions to the customers as desired by marketers and 2) the marketers would directly look to the Company if the Company is unable to deliver the specified actions as desired by them.

For a typical arrangement under the specified actions model with the customers (i.e. marketers, being used interchangeably), the marketers may want to promote a product to users in certain identified geographical areas within a specified period. Marketers are charged ONLY based on successful action performed by users, at a certain rate as stipulated in the arrangement. These specified actions may include CPM, CPC, CPA, CPS, CPL and ROI. For example, for CPM, the marketers are only charged when their marketing messages are displayed (which is dependent on users’ actions and not controllable by the Company); for CPC, only when a user clicks on their marketing messages; for CPA, when a user performs certain actions (as agreed with the marketers) to the marketing messages; for CPS, when a sale is generated from the user clicking/viewing the marketing messages; CPL, when a user signs-up certain actions offered by the marketer; or ROI, the marketer is able to achieve certain previously established performance indicator. It should be noted that under this model, the terms (usually include the targeted country, campaign duration, price to be charged per successful action, credit term, etc.) would specify the Company is responsible for delivering the specified actions and the Company would not be compensated by the marketers if the Company is unable to deliver the specified actions whereby the Company has the risks and rewards of a principal under this arrangement. The marketers do not necessarily have the information as to where/ when their advertisements are displayed and how much they cost at the beginning of campaign. The Company as a result is responsible for any non-performance of the contract.

With respect to publishers, except for the publisher under the sales agency model, as described in more details below, their relationship with the Company is that of suppliers of marketing spaces. Under the Company’s business model, the Company has arrangements with a network of publishers for access to various online platforms, search engines or ad exchanges such that the Company is able to provide its customers with a wide marketing network and generate revenue. Although the Company has existing arrangements with its publishers while the customers do not, the Company would not usually approach these publishers for purchasing marketing spaces in advance of receiving any sales orders from its customers.

Pricing with customers and publishers

With respect to the Company’s pricing with its customers and publishers, there is no direct correlation between the price setting mechanism between the customers and the Company for the specified action and the Company and its supplier publishers for the purchase of marketing

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spaces. In fact, the price setting mechanism employed by the Company is largely independent from the price setting mechanism established by the publishers. When it comes to negotiating price setting with its customers, the Company would first determine a margin that it would like to achieve. The desired margin is independently determined of the price to be charged by the publishers as the final price to be paid to publishers is not determinable at the time when the Company negotiates contracts with its customers and the Company would also make reference to several other important criteria when negotiating price with its customers, including the customer’s industry, campaign budget, the type of specified action, past experience with the customer, historical profitability of similar arrangements, etc. The customers do not have visibility of the costs incurred by the Company in relation to the project.

On the other hand, in relation to the price negotiated with the publishers, the Company is a price-taker, and has minimal bargaining power when it comes to prices offered by the publishers (although the prices established by the publishers are subject to factors including location of the marketing spaces (e.g. home page, other pages of the website, top of the page, etc.), size of the marketing spaces, timing of the placements (e.g. weekend, weekdays, office hours, etc.) and duration of the placements (e.g. one hour, one day, one week, etc.), and may vary from time to time). The final price paid to publishers (hence the cost to the Company) is not always transparent to the Company’s customers at the time when the Company negotiates contracts with its customers. Furthermore, the Company can only earn revenue when a specified action is achieved (a click, an action, a sale, etc.), which is not controllable by the Company or guaranteed to occur. This is taken into consideration when the Company determines the appropriate price to charge its customers. Given the customers have no information as to the costs to be incurred by the Company from spending at the publishers, the Company can only make reference to other considerations as discussed above when setting the price. As a result, the margin to be earned by the Company is subject to great variability as further discussed below and there isn’t any direct association with the price setting mechanism established by the publishers. For example, the Company may pay publishers for a particular marketing space at a fixed fee or based on CPM and may charge its customers at a fee based on CPC. The fact that the Company is paying its suppliers based on a different metric that the revenue received from its customers demonstrates a variable margin of a principal in the transaction.

Variability of margins

As noted above, the pricing mechanism between the Company and the publishers is different and the pricing with the Company’s customers is fixed prior to the Company incurring any costs from its publishers. Therefore, the margin earned by the Company varies because it is highly dependent upon on the Company’s ability in controlling the costs incurred in delivering successful specified actions. During the year ended December 31, 2016, the Company’s profit margin (before any rebates received from the publishers and rebates granted to the customers) ranged from a negative 79.1% to a positive 90% under the specified actions model. For example, over the course of a marketing campaign, the Company may incur a cost of US$100 bidding for appropriate marketing spaces for the first month. During that month, 30 successful actions were achieved. Based on the pricing agreed with the customer at the time of the service order, the Company would charge the customer for US$10 per successful action. Therefore, in this example, in the first month, the Company would earn a margin of US$200 (i.e. US$10*30 -US$100). In the second month, the Company might incur costs of US$150 bidding for appropriate marketing spaces and during the second month, the Company might also be able to

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deliver 30 successful actions. Therefore, the margin earned by the Company for the second month would be US$150 (i.e. US$10*30 - US$150). As illustrated in this example, the Company’s margin can vary and the Company may earn a margin lower than expected. Furthermore, under this arrangement, the Company could possibly incur losses. In fact, during the year ended December 31, 2016, the Company has more than 50 customers (who had more than one contract with the Company) where the Company incurred losses at the gross margin level.

Purchase of inventory or ad space

In general, the Company is not likely to purchase any marketing spaces from the publishers in advance of receiving any sales orders from its customers as the Company does not have the visibility to know what marketing spaces are needed to be purchased in order to satisfy the customers’ requirements. Once the Company has agreed the arrangements with its customers, the Company would proceed with purchasing marketing spaces from the publishers either by (1) placing a direct order with the sales representatives of the publishers, specifying the requirements (e.g. timing, a specified period, size, locations, price range, etc.); or (2) inputting the order placement in the publishers’ system detailing the specific requirements and the system will automatically match the requirements with the availability of marketing spaces.

Payment in accordance with the arrangement with customers

The Company did not request for payment for specified action that were not in accordance with its arrangements with customers during the years ended December 31, 2015 and 2016. Accordingly, the Company confirms to the Staff that there have not been instances where the Company was not paid for specific actions that were not in accordance with its arrangements with customers.

5.	Please revise your disclosure here and throughout the registration statement to be consistent with your response to prior comments 12 and 13 where you indicate you earn rebate revenue from a single publisher. In this regard, disclose this revenue stream in a separate caption within your Revenue Recognition footnote and clarify why this revenue is described as a rebate when it appears to be a commission fee. Revise your disclosure to specify the timing of recognition for this revenue stream and tell us why you believe this policy is appropriate. In addition, tell us your basis for distinguishing whether a publisher is a customer versus a supplier from revenue recognition perspective. Indicate whether this publisher is also a supplier under the other revenue streams. Also provide us with the respective amounts of revenue you earned from the publisher-customer by reselling its marketing spaces under the cost-plus model and specified action model during each presented period.

Response:

Revised disclosures throughout the Registration Statement

The Company has revised the disclosure in the Registration Statement to (1) present the incentive revenue from the publisher where the Company acts as sales agent for its content distribution opportunities as a separate revenue stream (i.e. as incentive revenue under the sales agency model) (see pages 83, 87 and 96 and conforming changes throughout the Registration Statement), and (2) present the amounts of incentive revenue earned under the sales agency model for 2015,

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2016 and the six months ended June 30, 2016 and 2017, respectively, on pages 96, 102, and 105 of the Registration Statement and conforming changes elsewhere in the Registration Statement.

Revised disclosures with the Revenue Recognition footnote

The Company has also revised the disclosure as disclosed on page 90 within the Revenue Recognition footnote to specify the rebate revenue earns from a single publishers and the corresponding timing of recognition as follows:

“~~Revenue in relation to rebates to be earned from certain website publishers are based on factors determined by these website publishers, such as yearly spending at these website publishers’ various platforms and other factors selected at the discretion of these website publishers. Such rebates earned from website publishers are recorded as revenues when we are acting as an agent in a transaction, and the timing and the amount are based on an evaluation of the terms of each arrangement.~~

Sales agent

In an arrangement with a particular publisher, we act as a sales agent for this publisher by having marketing customers market with this publisher. In return, we earn incentives from this publisher based on contractual stipulated amounts once certain spending thresholds are achieved and recognize such incentives as revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis and in accordance with the terms as listed in the arrangement.”

The Company considers the timing of recognition for this revenue stream to be appropriate and in accordance with ASC 605-50-25-7 through 25-11 because the Company would only recognize the corresponding revenue when a particular milestone is achieved (i.e. the spending threshold is achieved). In other words, the revenue recognized by the Company during a particular period is not based on the threshold the Company will ultimately achieve (i.e. only based on actual and no judgement is involved).

Distinguishing whether a publisher is a customer versus a supplier

Other than the particular publisher for which the Company acts as an agent, all other publishers are suppliers of marketing spaces. Under the sales agent model and based on the contractual terms between the Company and this publisher, the Company acts as the general agent for this publisher at four different locations, namely Hong Kong, Macau, Taiwan and Singapore. However, for the other publishers of the Company, the contracts would not specify the Company is acting as an agent on their behalf. Furthermore, per the terms of the contract under the sales agent model, this publisher will compensate the Company, in the form of incentives, if the Company is able to have its marketers spend at this publisher. The contract does not mention the purchasing of marketing spaces from this publisher by the Company as opposed to other publishers of the Company, where the Company is purchasing marketing spaces from them and paying them in accordance with the terms of the respective arrangements. It should be further noted that the sole purpose of the agency arrangement, from the perspective of the Company, is to earn incentive from the particular publisher as opposed to seeking for marketing spaces for its marketer customers. This particular arrangement is entered into by one subsidiary within the Group whose sole business is to be the agent of the publisher. If a customer who is currently transacting with the Company under either the cost-plus campaigns

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model or specified actions model would also like to gain access to this publisher, the advertising costs paid to this publisher, together with the related incentive received will be passed through from this subsidiary to the entity which entered into contractual relationship with these customers. When such pass through occurs, this publisher is effectively becoming the supplier under the cost-plus or specified action model. The related marketing costs will therefore be presented as (1) net of revenue under the cost-plus campaign model; and (2) part of cost of revenue under the specified action model. The corresponding rebates from the publisher associated with the advertising costs will effectively be (1) part of revenues for cost-plus campaign models as described in Response to Question 7 below; and (2) netted off against cost of revenue for specified actions model.

Amounts of revenue earned from the publisher-customer

In 2015, 2016 and the six months ended June 30, 2016 and 2017, commission earned from this publisher-customer by reselling its marketing spaces under the cost-plus model and specified action model amounted to US$4,138,000, US$974,000, US$783,000 and US$253,000 , respectively. However as discussed above, such “revenue” will effectively become “rebates from publishers” in the cost-plus model and specified action model and be treated as part of revenue for cost-plus campaigns or deduction of cost of revenue for specified action campaigns, respectively; and there is no additional stream of revenue earned from the publisher-customer by reselling its marketing spaces under the cost-plus model and specified action model during each presented period.

6.	With respect to your arrangement where you serve as a sales agent for the publisher-customer, please address the following:

•	Further explain why you record the rebates you grant to marketers as cost of revenue when your role is a sales agent. Clarify whether the marketer that is receiving this rebate is a customer. Indicate whether a marketer has multiple roles within your revenue model. If the rebates granted to the marketers are intended to encourage more spending on your platform, please explain why you believe the rebates granted to marketers under the sale agent model should be treated differently from those granted to marketers under the cost-plus or specified actions models. In this regard, you response to prior comment 15 indicates that you grant rebates to the marketers to drive spending levels for the same amounts regardless of whether the marketer is purchasing under solely the sales agency model or under both the sales agency model and the cost-plus campaigns/specified actions model;

•	Tell us and disclose the separately identifiable benefit (good or services) you receive from the rebates granted to the marketers under the sales agent model. Refer to ASC 605- 50-45-2;

•	Your disclosure on page 78 indicates that you grant rebates and discounts to marketers based on certain factors, including their yearly market spending on your platform. Tell us the timing and method you accrue for the cost of revenue in your sales agent model; and

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•	Tell us the amount of cost of revenue you recorded under the sales agent model for each presented period and disclose the impact on gross profit margin in your MD&A, to the extent material.

Response:

Rebates recorded as cost of revenue

Under the sales agent model, as previously discussed, there is a separate contract with the marketers specifically for placing advertisements with the publisher in the particular regions. The arrangement is entirely separate from the cost-plus and specified action arrangements. As the Company is a sales agent of this publisher and earns incentive from this publisher, which is determined by the publisher, the Company must be able to cause its marketers, which under this arrangement are not considered as customers of the Company for financial reporting purposes, to spend at this publisher. To encourage the marketers to spend more at this publisher, the Company needs to incentivize these marketers. The Company’s strategy to drive the spending of these marketers with this publisher is to grant rebates to incentivize them and the level of incentives/rebates to be granted is determined by the Company. Therefore, the Company recorded incentives from this publisher as revenue while incentives/rebates to its customers as cost of revenue as these incentives/rebates paid to the marketers are considered identifiable and separable from the incentive generated from this publisher. In addition, the basis of determining the incentives from the publisher has no direct correlation with how the Company determines the rebates granted to the marketers.

Role of marketers

Under the sales agent model, a marketer is under a marketing campaign/ contract (a separate arrangement) separate from the cost-plus and specified action arrangements. Therefore, the marketer does not have multiple roles under the sales agent model.

Reason for granting rebates to customers/marketers

Although the Company generally grants rebates to its customers/marketers to drive spending volume, the ultimate objective of granting these rebates are different under different revenue model. Under the sales agent model, the primary objective is to earn incentive from that particular publisher while providing rebates to the marketers is an effective means to drive spending level at this publisher. The rebates granted to marketers are therefore considered direct costs associated with the earning of commission from the publisher-customer.

However, under the specified actions/cost-plus campaigns model, the primary objective is to earn revenue from the marketers by providing the relevant services by the Company, instead of encouraging them to place marketing campaigns with any particular publishers. Such rebates therefore are dependent on the total spending by the marketer in a particular campaign, rather than the spending at a particular publisher. To encourage the customers to use more of the Company’s services, providing rebates to the customers is an effective mean to encourage them to have more business dealings with the Company.

Separately identifiable benefit

As mentioned above and in accordance with ASC 605-50-45-2, the separately identifiable benefit the Company receives from the incentives/rebates granted to the marketers under the sales agent model is only the incentives commission to be received from the publisher. Furthermore, the

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basis of determining the incentive has no direct correlation with how the Company determines the rebates granted to the marketers. It should be further noted that under the sales agent model, the Company provides rebates to marketers who only purchase from this particular publisher and these rebates would be the same should such marketers purchase from the Company’s other publishers.

Timing and method of recording incentives/rebates to marketers

Under the sales agent model, rebates granted to the marketers for the years ended December 31, 2015 and 2016 amounted to US$3,291,000 and US$2,568,000, respectively, and are recognized in accordance with ASC 605-50-25-7 through 25-9. The Company, using its experience, reasonably estimates the amounts that the customers would need to spend to earn the corresponding level of rebates when preparing interim financial information. Furthermore, over the years, the Company has gathered sufficient historical data regarding similar marketers’ spending habits and no major changes of marketers’ spending habits have been noted such that when considering the measurement of these rebates, the Company is able to reasonably estimate the rebates to be earned by the customers whereas when considering the timing of recording these rebates, these rebates would be recognized/accrued when spending are incurred by the marketers. For the purpose of preparing annual financial information, estimation on rebates granted to marketers is not required as the annual financial information would be reflecting the actual rebates granted to the marketers, which are in accordance with the terms stipulated in the arrangements as majority of these rebates arrangements are fully performed within a calendar year. The Company also has revised the relevant disclosure in the MD&A on pages 90 and 91 of the Registration Statement to disclose the relevant impact of such rebates on the gross profit margin.

7.	Your response to prior comment 14 indicates the rebates received from publishers associated with the cost-plus campaigns are recorded as a pass-through and amounted to $20.3 million and $21.0 million in 2015 and 2016, respectively. Clarify how the pass-through amounts are recorded and whether the payments are included in your revenue and cost of revenue. Also tell us the points in time when you accrue for the associated rebate receivable from publishers and rebates payable to customers and the corresponding credits and debits. Clarify in your disclosure the impact of the pass-through on your liquidity.

Response:

With respect to the rebates associated with cost-plus model that are considered pass-through, the Company would lay out certain key factors before providing a more detail analysis as follows:

Types	Rebates receivable from publishers	Rebates payables to Customers (marketers)
Presentation in the income statement	Contra account to cost of revenue	Contra account to revenue

Basis for determining these rebates	Based on contractually stipulated amounts	Based on contractually stipulated amounts

Timing of recording these rebates	As the Company has purchased marketing spaces from the publishers	As the Company has purchased marketing spaces on behalf of the customers (marketers)

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Example

Contract period:

2 months

Rebates entitlement:

- >1,000 spending by the Company: 5%

- >2,000 spending by the Company: 10%

- >3,000 spending by the Company: 15%

Actual spending:

1st month: 1,100

2nd month: 1,000

Recognize:

1st month: 55 (1,100*5%)

2nd month: 155 (1,000*10% + 1,100*5%)

Contract period:

2 months

Rebates entitlement:

- >1,000 spending on behalf of the customer (marketer): 5%

- >2,000 spending on behalf of the customer (marketer): 10%

- >3,000 spending on behalf of the customer (marketer): 15%

Reasonably estimated spending during the contract period:

- >2,000

Actual spending:

1st month: 1,100

2nd month: 1,000

Recognize:

1st month: 110 (1,100*10%)

2nd month: 100 (1,000*10%)

Corresponding credits/debits and the timing for such accruals

1st month:

Dr. Cost of revenue 1,100

Dr. Rebates receivable 55

Cr. Accounts payable 1,100

Cr. Contra account to cost of revenue 55

2nd month:

Dr. Cost of revenue 1,000

Dr. Rebates receivable 155

Cr. Accounts payable 1,000

Cr. Contra account to cost of revenue 155

Total

Dr. Cost of revenue 1,890

Dr. Rebates receivable 210

Cr. Accounts payable 2,100

1st month:

Dr. Accounts Receivable 1,100

Dr. Contra account to revenue 110

Cr. Revenue 1,100

Cr. Rebates payable 110

2nd month:

Dr. Accounts Receivable 1,000

Dr. Contra account to revenue 100

Cr. Revenue 1,000

Cr. Rebates payable 100

Total

Dr. Accounts Receivable 2,100

Cr. Revenue 1,890

Cr. Rebates payable 210

Recognition of the pass-through amounts

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In a cost-plus campaign, as illustrated above, the Company recorded these rebates received from publishers in revenue as they essentially reduces the cost of revenue which is netted off against revenues received from the customers, in accordance with ASC 60-50-25-7 through 25-11.

Timing and method of recording the pass-through amounts

Rebates are determined either based on a progressive rate which illustrated calculation above or a fixed rate and the Company would only recognize the corresponding rebates when a particular milestone is achieved (i.e. applying the relevant rebates based the level of spending threshold has actually achieved) and there is no need to do any estimates at the time of recording.

With respect to rebates payable to customers, the Company uses its experience, to form an expectation in order to estimate reasonably the amounts that the customers would need to spend to earn the corresponding level of rebates when preparing interim financial information. As the Company has historically been able to estimate such spending reasonably well, rebates would be recognized/accrued when spending incurred by the marketers by debiting revenue and crediting rebates payables to customers. For the purpose of preparing annual financial information, estimation on rebates granted to customers is not required as the annual financial information would be reflecting the actual rebates granted to the customers which are in accordance with the terms stipulated in the arrangements as majority of these rebates arrangements is within a calendar year.

Impact of the pass-through on the Company’s liquidity

The rebates and discounts to customers, as the case may be, are settled when the relevant account receivables from the customers are settled, and the timing of settlement is independent of the settlement of the rebates or incentives, as the case may be, from the publishers, which is generally three to six months after the end of the relevant period to which the rebates or incentives, as the case may be, relate. The Company has also revised the relevant disclosure on pages 83 of the Registration Statement accordingly.

8.	With respect to the rebates you received from publishers and recorded as reduction of cost of revenue associated with specified actions, please further explain the “pro rata basis” as indicated in your response to prior comment 14. You disclose on page 78 that the rebate amounts are determined based on various factors, including yearly marketing spending at the publishers’ platforms. Tell us how you are able to reasonably estimate the rebates before the yearly spending and other milestones, if any, are achieved. Also explain to us how you distinguish your marketing spending on the publishers’ platforms for specified actions from cost-plus campaigns. Refer to ASC 605-50-25-10 and 25-11.

Response:

Rebates received from publishers

The Company received rebates from the publishers where the corresponding rebates can be related either under the specified actions model or cost-plus campaigns model. Therefore, the rebates received from the publishers would be allocated between specified actions model or cost-plus campaigns model on a pro rata basis which is based on the level of actual spending incurred by the customers under the respective revenue model. As illustrated in the example below, of the 200 rebates to be received from Publisher A, 75 (i.e. rebates to be received * spending incurred

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under cost-plus campaign / spending incurred under both cost-plus campaigns and specified action) would be allocated to the cost-plus campaigns model which is based on the actual spending incurred under the cost-plus campaigns model. As discussed in Response to Question 7 above, the rebates are based on a particular percentage and is illustrated as follows:

Model	Cost-plus campaigns		Specified action
Spending with Publisher A	1,500		2,500
Rebates received from Publisher A	5%
Rebates allocated	75(1,500X5%	)	125(2,500X5%	)

Reasonably estimate the rebates

The Company, in accordance with ASC 605-50-25-10 and 25-11, would only recognize the rebates received from publishers when a particular milestone is achieved (i.e. applying the relevant rebates based the level of spending threshold actually achieved). Of these rebates received from the publishers and as illustrated in response to question 7, the Company has entered into contracts with its publishers detailing the determination of the rebates arrangements with a contract period of less than one year. Therefore, when considering the measurement of these rebates, the Company would be able to determine the rebates rate that the Company is entitled to under the arrangements whereas when considering the timing of recognize these rebates, the Company would be able to recognize the rebates to be received when the spending has occurred.

Distinguish marketing spending on the publishers’ platforms

The Company is able to distinguish the marketing spending on the publishers’ platforms for specific action model from cost-plus campaign model. As noted previously, the same customers can be under both the specific actions model and cost-plus campaigns model. However, the corresponding spending by these customers at various publishers are separately tracked within the Company’s computer system and are governed by different contracts terms as entered into between the marketers and the Company.

9.	With respect to the rebates and discounts granted to your customers under the cost-plus and specified actions models, please further explain how you are able to reasonably estimate the rebates to be accrued for as reduction of revenue considering the factors in ASC 605-50-25-7. Tell us whether the relative size of the rebate changes based on the volume of purchases and how you applied guidance in ASC 605-50-25-8.

Response:

Reasonably estimate the rebates

With respect to the rebates and discounts granted to the customers and as illustrated in response to question 7, there are relevant contracts governing the entitlements to these rebates and discounts. When reasonably estimating the rebates to be recognized, the Company would make reference to the past 12 months, factoring into seasonality, of the actual spending habits of its customers with similar profiles to determine the likelihood of achieving the level of rebates. If a new customer enters into a contract with the Company, the Company would estimate the level of rebates the new customer is likely to achieve by referencing to the actual level of spending

Securities and Exchange Commission

August 18, 2017

incurred by customers with similar profiles in the past 12 months. Furthermore, the Company is able to reasonably estimate the rebates to be recognized because majority of these contracts usually ranges from a few days to a few months and such duration is not considered long and over the years, the Company has gathered sufficient historical data regarding the customers’ spending habits and no major changes of customers’ spending habits have been noted. Therefore, the Company, in accordance with ASC 605-50-25-7, is able to reasonably estimate the amounts that the customers would need to spend so to determine the corresponding level of rebates to be earned by the customers when preparing interim financial information. For the purpose of preparing annual financial information, estimation on rebates granted to customers is not required as the annual financial information would be reflecting the actual rebates granted to the customers which are in accordance with the terms stipulated in the arrangements as majority of these rebates arrangements is within a calendar year.

Relative size of the rebates

For rebates determined on a progressive rate, rebates paid to customers are subject to changes and are largely based upon the level of spending incurred by the customers. As noted earlier, the Company is able to reasonably estimate the amounts that the customers would need to spend to earn the corresponding level of rebates. Therefore, in accordance with ASC 605-50-25-8, the Company would record the rebates based of the level of spending the customers are expected to achieve at each spending threshold.

Net Revenues, page 89

10.	For mobile audience solutions in 2016, the rebate included in revenue of $14.7 million as disclosed in the table on page 90 plus revenue on gross basis of $54.2 million as disclosed on page 79 exceeded the amount of net revenue of $57.8 million on page 89. Please reconcile. Similar concerns apply to the amounts for 2015 and the amounts for other solutions in 2015 and 2016

Response: The Company respectfully submits the following reconciliation table for the Staff’s information. The Company has also updated and supplemented the disclosure in the registration statement dated July 13, 2017 and note that the respective amounts in the reconciliation table can be found in, or derived from, the disclosure in the Registration Statement, specifically:

•	The breakdown of net revenues from mobile audience solutions and other solutions is disclosed on, for example, page 82 of the Registration Statement;

•	The breakdown of net revenues recognized on gross basis and net revenues recognized on net basis for mobile audience solutions and other solutions is disclosed on, for example, page 84 of the Registration Statement;

•	The breakdown of rebates and discounts to customers under gross model (i.e., specified actions) and net model (i.e., cost-plus and sales agency model) for mobile audience solutions and other solutions is disclosed on page 97 of the Registration Statement, and the accounting treatment of these rebates and discounts is disclosed on page 83 of the Registration Statement;

Securities and Exchange Commission

August 18, 2017

•	The breakdown of rebates from publishers for our mobile solutions and other solutions is disclosed on page 96 of the Registration Statement, and the accounting treatment of these rebates is disclosed on page 83 of the Registration Statement; and

•	The amount of incentive revenue from the publisher under our sales agency model is disclosed on page 96 of the Registration Statement, and the accounting treatment of the incentive revenue is disclosed on page 83 of the Registration Statement.

	2015	2016	20161H	20171H
	(in US$ in thousands)
Mobile audience solutions
Gross amount charged to customers before rebates and discount to customers under gross recognition	8,304	60,505	23,401	47,128
Less: Rebates and discount to customers under gross recognition	(412)	(6,347)	(1,764)	(5,598)

Net revenues recognized on a gross basis	7,892	54,158	21,637	41,530

Rebates from publishers	10,429	7,940	3,931	2,895
Service charge net of additional media cost incurred for cost-plus customers which we cannot charge back	(5)	(9)	910	151
Less: Rebates and discount to customers under net recognition	(6,408)	(4,328)	(1,961)	(2,314)

Net revenues recognized on a net basis	4,016	3,603	2,880	732

Total Mobile audience solutions net revenues	11,908	57,761	24,517	42,262

Other solutions
Gross amount charged to customers before rebates and discount to customers under gross recognition	34,412	19,944	11,501	5,932
Less: Rebates and discount to customers under gross recognition	(3,620)	(2,047)	(1,120)	(554)

Net revenues recognized on a gross basis	30,792	17,897	10,381	5,378

Incentives and rebates from publishers	21,099	15,269	8,636	5,219
Service charge net of additional media cost incurred for cost-plus customers which we cannot charge back	8,768	9,832	4,339	3,641
Less: Rebates and discount to customers under net recognition	(7,325)	(5,402)	(2,604)	(759)

Net revenues recognized on a net basis	22,542	19,699	10,371	8,101

Total Other solutions net revenues	53,334	37,596	20,752	13,479

Total net revenues	65,242	95,357	45,269	55,741

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cost of Revenues, Gross Profit and Gross Profit Margin, page 94

11.

We note your response to prior comment 24 regarding your gross profit and gross profit percentage by sources of revenue, Mobile Audience Solutions and Other Solutions. Please revise to clarify why your gross profit percentage for Other Solutions rose from 51.2% in

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August 18, 2017

2015 to 65.9% in 2016. On page 94, you attribute this increase to a smaller percentage of your gross billings being recognized as net revenue on a gross basis. This appears to mean that you believe that the changes in gross profit are dependent upon the changes of net revenue generated on a gross basis compared with net basis. According to page 78, net revenues are generated on a net basis under a cost-plus pricing model and on a gross basis under a specific action pricing method. If there is a trend of Other Solutions customers switching to a cost-plus pricing method, please clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement.

Operating Expenses, page 95

12.	Please revise to quantify the impact of each factor that contributed to the increase in your general and administrative expenses. Refer to Item 5.A to Form 20-F and Section III.B of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement.

Business

Our Content Distribution Channels, page 124

13.	We note your response to prior comment 27 that approximately 81.6% of total media costs for fiscal year 2016 are attributable to Tencent, Baidu, Google and Alibaba. Please clarify whether you are substantially dependent on any particular content distribution channel or if your media costs are significantly concentrated in any one provider.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 140 of the Registration Statement to disclose the media costs concentration in its top two content distribution channels.

Our Customers, page 125

14.	We note your response to prior comment 29 regarding the location and nature of your end marketers, marketer agencies, or direct marketer customers. Please revise to clarify what you mean by “signing entities” on page 126 and clarify whether your local sales teams primarily interact with your customers’ local representatives, foreign subsidiaries or other intermediaries to their non-PRC, Hong Kong or Singapore-based headquarters.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 142 of the Registration Statement to further clarify the criterion it uses to determine the geographic classification of its revenue.

Securities and Exchange Commission

August 18, 2017

Board of Directors, page 141

15.	We note your response to prior comment 33 regarding whether you will seek to adopt any foreign private issuer corporate governance listing rules from the New York Stock Exchange or the NASDAQ Stock Market. Please revise to identify the “certain home country practices in relation to corporate governance matters that differ significantly from” exchange rules that you will use.

Response: The Company respectfully submits to the Staff that it has disclosed “certain home country practices in relation to corporate governance matters that differ significantly from” exchange rules under the risk factor entitled “As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NASDAQ corporate governance requirements/NYSE corporate governance listing standards]; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NASDAQ corporate governance requirements/NYSE corporate governance listing standards]” on page 52 of the registration statement submitted on July 13, 2017, reproduced as follows:

“Upon the completion of this offering, we will follow our home country practices and rely on certain exemptions provided by the [Nasdaq Stock Market Rules]/[Corporate Governance Rules of the New York Stock Exchange] to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;

•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•	regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of [Nasdaq]/[NYSE]’s corporate governance requirements.”

The Company has also added a cross-reference to the risk factor under the “Board of Directors” sub-section on page 158 of the Registration Statement.

Securities and Exchange Commission

August 18, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited

Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Wilson Chow, Partner, PricewaterhouseCoopers